Exhibit 99.1

Correvio Reports First Quarter 2018 Financial Results

Management to Host Conference Call and Webcast Today,
May 15, 2018 at 4:30 p.m. Eastern (1:30 p.m. Pacific)

NASDAQ: CRME  TSX: COM

VANCOUVER, May 15, 2018 /CNW/ - Correvio Pharma Corp. (NASDAQ: CRME / TSX: COM), formerly Cardiome Pharma Corp., a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today reported financial results for its first quarter ended March 31, 2018 and commented on recent accomplishments and plans.

"2018 is off to a strong start with robust first quarter revenues that are up 26% compared to last year and completion of the strategic transaction with Cipher Pharmaceuticals for Correvio's Canadian business portfolio," commented William Hunter, MD, CEO and President of Correvio.  "As a reminder, this transaction enables us to reduce our cash burn while focusing our internal resources on our rapidly growing European business and rest of world commercial initiatives.  It also provided important non-dilutive capital and financial flexibility for possible future business development transactions.  As we look ahead to the remainder of 2018, we believe all of the first quarter achievements leave us well positioned for long-term growth."

First Quarter 2018 and Recent Highlights

Corporate

•	Correvio and Cipher Pharmaceuticals complete the transfer of Correvio's Canadian business portfolio to Cipher, including four commercial and pipeline hospital products administered in the acute care setting: Brinavess® (vernakalant IV), Aggrastat® (tirofiban hydrochloride), Xydalba™ (dalbavancin hydrochloride), and Trevyent®. Correvio received an upfront payment of $24.5 million (CAD) and will receive $1 million (CAD) in equal quarterly installments over the next four quarters. Going forward, all of the non-Canadian portfolio assets will be held under the newly-created Correvio Pharma Corp parent company.

Zevtera/Mabelio and Xydalba

•	Fifteen abstracts were presented at the 28th European Congress of Clinical Microbiology and Infectious Disease (ECCMID) highlighting clinical and preclinical data for Correvio's commercial anti-infective assets, Xydalba™ (dalbavancin hydrochloride) and Zevtera/Mabelio (ceftobiprole). For Xydalba, the presentations highlight areas of unmet need and preliminary data in treatment areas of interest beyond acute bacterial skin and skin structure infections (ABSSSI), the indication Xydalba is currently marketed for. Key Zevtera/Mabelio (ceftobiprole) presentations feature important preclinical research conducted in new treatment areas of interest, including in resistant bloodstream infections.
•	Correvio initiated the commercial launch of Zevtera in Spain in early May. In addition to Spain, Correvio currently markets Zevtera (known in certain countries as Mabelio) in Germany, Italy, the United Kingdom, France, Austria and Switzerland. Correvio retains an exclusive license to commercialize Zevtera/Mabelio in Europe and Israel and plans to commercialize Zevtera where it can achieve market access.

Brinavess

•	Correvio completed enrollment in the Phase 4 SPECTRUM study evaluating Brinavess® in the post-authorization setting in the European Union (EU). In this prospective and retrospective, observational registry, 2,000 patients were enrolled and assessed to characterize normal conditions of use, dosing and safety following administration of Brinavess. The full clinical study report will be available during third quarter of 2018 and Correvio plans to publish these data.

Aggrastat

•	Correvio received approval from the Chinese Center for Drug Evaluation (CDE) for an expansion of the Aggrastat (tirofiban hydrochloride) indications to now include, in addition to acute coronary syndromes without ST elevation (NSTEACS), patients with ST-segment elevation myocardial infarction (STEMI), who are intended for primary percutaneous coronary intervention (PCI). The addition of high-risk STEMI patients significantly expands the number of patients in which Aggrastat can be used. In addition to the expanded indications, the CDE also approved an Aggrastat high dose bolus (HDB) regimen to be used on both indicated patient populations.

Trevyent

•	Correvio's partner SteadyMed Therapeutics (NASDAQ: STDY) and United Therapeutics announced in April their entry into a definitive merger agreement under which United Therapeutics will acquire SteadyMed upon the achievement of a milestone related to the commercialization of Trevyent®. The transaction is valued at $216 million, including the $75 million in contingent consideration, and is expected to close during the third quarter of 2018.
•	Correvio highlighted progress by SteadyMed toward the resubmission of a New Drug Application (NDA) for Trevyent® for the treatment of pulmonary arterial hypertension (PAH) to the U.S. Food and Drug Administration. SteadyMed announced that it plans to resubmit the Trevyent NDA and, subject to review by the Agency, have it accepted for filing by the end of 2018.

First Quarter 2018 Financial Results

Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Correvio recorded a net loss of $8.5 million (basic loss per share of $0.24) for the three months ended March 31, 2018, compared to a net loss of $6.3 million (basic loss per share of $0.20) for the three months ended March 31, 2017. The increase in net loss was due primarily to an increase in selling, general and administration ("SG&A") expense and an increase in interest expense, partially offset by an increase in revenue.

Revenue for the three months ended March 31, 2018 was $6.5 million, compared to revenue of $5.2 million for the three months ended March 31, 2017. The 26% increase in revenue was primarily attributable to the commercial rollout of XydalbaTM and sales of Zevtera®/Mabelio®, which Correvio acquired from Basilea in the third quarter of 2017. For the three months ended March 31, 2018, revenue from Correvio's cardiology products was $5.2 million and revenue from Correvio's antibiotic products was $1.3 million. For the three months ended March 31, 2017, revenue from Correvio's cardiology products accounted for all $5.2 million of its total revenue.

Cost of goods sold ("COGS") for the three months ended March 31, 2018 was $2.3 million, compared to COGS of $1.6 million for the three months ended March 31, 2017.

SG&A expense for the three months ended March 31, 2018 was $10.9 million, compared to $8.2 million for the three months ended March 31, 2017. The increase in SG&A expense was primarily due to expansion of Correvio's direct sales force in Europe related to the launch of its antibiotic products. Additionally, Correvio incurred business development and transaction costs in connection with the arrangement agreement with Cipher Pharmaceuticals Inc.

Interest expense was $1.1 million for the three months ended March 31, 2018, compared to $0.8 million for the three months ended March 31, 2017. The increase was due to interest being accrued on a higher long-term debt principal amount during the three months ended March 31, 2018.

Liquidity and Outstanding Share Capital

At March 31, 2018, the Company had cash and cash equivalents of $13.6 million. As of May 14, 2018, there were 34,871,471 common shares issued and outstanding, and 3,589,057 common shares issuable upon the exercise of outstanding stock options (of which 1,820,474 were exercisable) at a weighted average exercise price of CAD $5.00 per share. Subsequent to quarter end, on May 15, 2018, Correvio received approximately $24.5 million CAD from Cipher upon completion of the transfer of the Company's Canadian business portfolio to Cipher.

Conference Call

Correvio will hold a teleconference and webcast on May 15, 2018 at 4:30 p.m. Eastern (1:30 p.m. Pacific). To access the conference call, please dial 888-390-0546 or 416-764-8688 and use conference ID 18196424. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/1670225/10519D38D04BF54F5133CA55E204B8A7

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through June 4, 2018. Please dial 888-390-0541 or 416-764-8677 and enter code 196424 # to access the replay.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Correvio are discussed in the most recent annual and quarterly reports of our former parent company Cardiome Pharma Corp., and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
All other trademarks are the property of their respective owners.

CORREVIO PHARMA CORP.
Interim Consolidated Balance Sheets
(In thousands of U.S. dollars, except share amounts)

	March 31, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents	$13,603	$22,081
Restricted cash	2,155	2,100
Accounts receivable, net of allowance for doubtful accounts of $124 (2017 - $125)	7,448	6,383
Inventories	6,127	6,427
Prepaid expenses and other assets	1,154	961
	30,487	37,952

Property and equipment	603	416
Intangible assets	27,349	27,806
Goodwill	318	318
Deferred income tax assets	320	320
	$59,077	$66,812

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,469	$7,701
Current portion of deferred revenue	213	207
	7,682	7,908

Long-term debt, net of unamortized debt issuance costs and discount	39,210	40,000
Deferred revenue	2,889	2,502
Other long-term liabilities	205	212
	49,986	50,622

Stockholders' equity:
Common stock	354,112	353,483
Authorized - unlimited number without par value
Issued and outstanding – 34,868,962 (2017 – 34,637,312)
Additional paid-in capital	39,330	38,443
Deficit	(401,625)	(392,865)
Accumulated other comprehensive income	17,274	17,129
	9,091	16,190
	$59,077	$66,812

CORREVIO PHARMA CORP.
Interim Consolidated Statements of Operations and Comprehensive Loss
For the three months ended March 31, 2018 and 2017
(In thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	March 31, 2018	March 31, 2017
Revenue:
Product and royalty revenues	$6,518	$5,153
Licensing and other fees	25	46
	6,543	5,199
Cost of goods sold	2,301	1,636
Gross margin	4,242	3,563
Expenses:
Selling, general and administration	10,902	8,220
Amortization and depreciation	955	835
	11,857	9,055
Operating loss	(7,615)	(5,492)

Other expense:
Interest expense	1,063	787
Other expense	113	78
Foreign exchange gain	(386)	(67)
	790	798
Loss before income taxes	(8,405)	(6,290)
Income tax expense	55	43
Net loss	$(8,460)	$(6,333)

Other comprehensive loss:
Foreign currency translation adjustments	145	86
Comprehensive loss	$(8,315)	$(6,247)
Loss per common share
Basic and diluted	$(0.24)	$(0.20)
Weighted average common shares outstanding
Basic and diluted	34,653,514	31,893,442

CORREVIO PHARMA CORP.
Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2018 and 2017
(In thousands of U.S. dollars)
(Unaudited)

	March 31, 2018	March 31, 2017
Operating activities:
Net loss	$(8,460)	$(6,333)
Items not affecting cash:
Amortization and depreciation	955	835
Accretion of long-term debt	(241)	46
Interest paid in-kind on long-term debt	408	-
Stock-based compensation expense	395	393
Write-down of inventory	118	70
Unrealized foreign exchange gain	(528)	(172)
Changes in operating assets and liabilities:
Accounts receivable	(890)	729
Inventories	312	(1,131)
Prepaid expenses and other assets	(177)	(183)
Deferred revenue	(25)	(46)
Accounts payable and accrued liabilities	(387)	(848)
Other long-term liabilities	(8)	(8)
Net cash used in operating activities	(8,528)	(6,648)

Investing activities:
Purchase of property and equipment	(202)	-
Purchase of intangible assets	-	(12)
Net cash used in investing activities	(202)	(12)

Financing activities:
Issuance of common stock upon exercise of stock options	258	20
Income tax withholdings on vesting of restricted share units	(21)	(2)
Financing fees on issuance of long-term debt	(21)	-
Payment of deferred consideration	-	(598)
Net cash provided by (used in) financing activities	216	(580)

Decrease in cash, cash equivalents, and restricted cash during the period	(8,514)	(7,240)
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	91	75
Cash, cash equivalents, and restricted cash, beginning of period	24,181	29,305
Cash, cash equivalents, and restricted cash, end of period	$15,758	$22,140

Supplemental cash flow information:
Interest paid	$897	$747
Cash paid (received) for income taxes	16	(388)

SOURCE Correvio Pharma Corp

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%CIK: 0001036141

For further information: Justin Renz, CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll, 212.600.1902, michelle@argotpartners.com

CO: Correvio Pharma Corp

CNW 16:00e 15-MAY-18